MUNIHOLDINGS NEW JERSEY INSURED FUND, INC.

FILE # 811-8621

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	AMOUNT PURCHASED	ISSUE SIZE	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
03/22/01	NJ Economic Dev. Authority School Facilities Construction Bond Series A 2001 5.25% 06/15/17	$7,000,000.	$500,000,000.	Lehman Brothers
03/22/01	NJ Economic Dev. Authority School Facilities Construction Bond Series A 2001 5.25% 06/15/18	$7,200,000.	$500,000,000.	Lehman Brothers
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